UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- December 2023	2

The financial information related to January-December 2023 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”, page 21 of this document).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial results originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Link to detailed financial and operational data: click here.

Results presentation
The management will host a presentation (click here) to discuss the results at 10:00am CET on 22nd February 2024.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q4 2023 Financial Results                       22nd February 2024
Strong Q4 results, FY 23 FCF above guidance, well on track for GPS plan ambition

Highlights
•Improved momentum; accelerating growth trends y-o-y, improved operational leverage
◦Revenue +4.1%, +1.7 p.p. q-o-q; service revenue +4.2%, +1.3. p.p. q-o-q
◦B2B revenue keeping momentum (+4.9%; +0.3 p.p. q-o-q) leveraging T. Tech (+19.2% reported)
◦OIBDA +4.5%, +1.5. p.p. q-o-q, with all OBs growing y-o-y
◦OIBDA-CapEx +18.7%; +9.4 p.p. q-o-q; improved operational leverage; 2.3 p.p. margin expansion
•Reported and organic y-o-y growth in revenue, underlying OIBDA and underlying OIBDA-CapEx in core markets
◦Spain organic OIBDA stabilised (+0.1%) on service revenue improving to +3.2% and efficiencies delivery
◦Brazil +22.5% organic OIBDA-CapEx increase; sustained leadership in a growing market
◦Germany delivering sustainable growth (OIBDA-CapEx +4.0% organic) with streamlined operations
◦VMO2 higher organic growth (revenue +3.7%; OIBDA +10.6%), delivering synergies and network upgrade
•Strong and above expectations FCF in Q4; +€432m q-o-q to €1,562m
•Net financial debt mainly on increased stake in T. Deutschland and reversion of the temporary effect of hybrid bonds in Sep-23
•Improved position (networks, customer engagement, efficiency and business sustainability)
◦Cutting edge-networks; significant roll out in accesses; fibre +13.0%, mobile contract +3.1%
◦Solid customer engagement y-o-y (accesses +1.2%, NPS +1 p. p.)
•FY 23; Growth (revenue and OIBDA), Profitability (added operational leverage), Sustainability (stronger FCF)
◦Back to simultaneous y-o-y reported growth in revenue (+1.6%) and underlying OIBDA (+1.4%)
◦Benchmark efficiencies mitigating inflationary pressures. OIBDA-CapEx margin up 0.8 p.p. y-o-y to 18.9%
◦FCF generation; €3,988m (0.70/sh.) and €4,227m ex-spectrum, above the ~4bn ambition (ex-spectrum)
•Reducing capital intensity in FY 23 (y-o-y organic) while maintaining differentiation
◦OIBDA-CapEx +8.0%; margin +0.8 p.p. CapEx -2.9%
◦14.0% CapEx/Sales. Reinforced leadership: FTTH (74.3m PPs), 5G (62% coverage in core markets)
•Net financial debt at €27.3bn as of Dec-23; 2.60x ND/OIBDAaL leverage ratio
•Prudent and proactive balance sheet management
◦Strong liquidity position (€19.5bn), maturities covered over three years, >80% of debt in fixed rates

Commenting on the results, José María Álvarez-Pallete, Chairman and CEO of Telefónica, said:
“Telefónica is today a company with a higher ambition. After the operational transformation process we started in 2016, we are clearly seeing the benefits this transformation has brought to Telefónica in 2023. We are back to Growth, with increased Profitability and are doing this in a more Sustainable manner.
In 2023, we delivered on execution and a solid financial and operational performance, achieving upgraded guidance, while maintaining our commitments to shareholders via our FCF. We have grown in reported revenue y-o-y, we have increased profitability, we have delivered better customer engagement and very strong FCF growth. Earnings momentum also showed improving trends in Q4. Furthermore, we have made great strides in reducing the environmental impact of our company, while we continue to deliver social impact via our connectivity. Moreover, our progress in diversity has been substantial.
In our CMD we announced the launch of the GPS programme, that will guide our Plan for the next 3 years on 5 lines of action: Sustain revenue growth in B2C, maintain above-industry B2B momentum, manage our wholesale revenue evolution and evolve our partners’ business, drive efficiencies to reduce OpEx, and sustain differentiation while reducing CapEx. All with a strict and disciplined capital allocation that will help to create significant shareholder value.
Looking ahead to 2024, our aim is to accelerate FCF delivery right from the first year of our GPS Plan through to 2026, based on the confidence that Telefónica is ready after the profound transformation we have already undergone. FCF growth will come from revenue, EBITDA and EBITDAal-CapEx growth and declining capital intensity.”

Outlook
January-December 2023 (organic1):
•Revenue: ∼4% growth (+3.7% in FY 23)
•OIBDA: ∼3% growth (+3.1% in FY 23)
•CapEx to sales ratio of around 14% organic (14.0% in FY 23)
•FCF ambition ex spectrum: ∼€4Bn (€4,227m in FY 23)
For 2024, financial targets as follows (reported statutory, not including 50% VMO22)
•Revenue ~1% growth y-o-y
•EBITDA 1% to 2% growth y-o-y
•EBITDAal-CapEx 1% to 2% growth y-o-y
•CapEx over revenue up to 13%
•FCF >10% growth y-o-y
Telefónica also confirms its shareholder remuneration for 2023, the floor over 2024-2026 period and announces that for 2024
•Dividend for 2023 of €0.30 per share in cash, €0.15 paid in December 2023, €0.15 will be paid in June 2024
•Reduction of share capital through the cancellation of the Company’s own shares (24,779,409) in April 2023
•Dividend for 2024 of €0.30 per share in cash to be paid in December 2024 (€0.15) and June 2025 (€0.15)
•To cancel shares representing 1.4% of the share capital held as treasury stock (June 30th, 2023)
•For such purposes, the adoption of the corresponding corporate resolutions will be proposed to the AGM
As announced during the Capital Markets Day (8 Nov-23), our strategic guidelines under the GPS framework provide the following guidance (CAGR 23-26 reported statutory2)
•Growth: Revenue ~1%; ~1.5% B2C, ~5% B2B, low-to-mid single digit decline in wholesale & partners
◦FY 23 Revenue +1.6%; +1.2% B2C; +4.9% B2B; -2.7% wholesale & partners'
•Profitability: EBITDA ~2%; EBITDAaL-CapEx ~5%; -2 p.p. CapEx/Revenue to <12%
◦FY 23 EBITDA adjusted +1.4%; EBITDAaL adjusted-CapEx +5.7%; CapEx/Sales 13.3%
•Sustainability: Leverage reduction to 2.2-2.5x in 2026; >10% FCF growth
◦Leverage 2.60x as of Dec-23.
1     Criteria for 2023 guidance: Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2022 (average in 2022). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.
2     Criteria for 2024 and 2023-2026 guidance: reported, current FX, ex VMO2, constant perimeter, includes cost to capture (cash cost to capture, excludes non-cash provisioning and others) and assumes no significant exceptional items. CapEx ex-spectrum. FCF in 2024 excludes spectrum and VMO2 recaps and includes, hybrid coupons and commitments.

Telefónica Group Main KPIs

	FY 23		Q4 23
	Reported (€m)	Reported y-o-y % Chg	Reported (€m)	y-o-y reported % Chg

Revenue	40,652	1.6	10,153	(0.5)
OIBDA	11,390	(11.4)	1,795	(44.9)
OIBDA underlying	13,121	1.4	3,473	1.6
Net Income	(892)	c.s.	(2,154)	c.s.
FCF (incl. leases principal payments)	3,988	(12.7)	1,562	(25.3)
Net Financial Debt ex-leases	27,349	2.5

	FY 23 (€m)	Reported y-o-y % Chg	Organic y-o-y % Chg	Q4 23 (€m)	Reported y-o-y % Chg	Organic y-o-y % Chg
Revenue	40,652	1.6		10,153	(0.5)
Telefónica España	12,654	1.3	1.3	3,321	3.3	3.3
Telefónica Brasil	9,650	8.8	8.4	2,538	7.5	6.9
Telefónica Deutschland	8,614	4.7	4.7	2,291	4.6	4.6
Telefónica Hispam	8,381	(8.3)	(0.1)	1,653	(21.4)	1.7
Other companies & eliminations	1,353	7.3	6.7	351	5.9	6.1
Revenue + 50% VMO2	46,813		3.7	11,765		4.1
VMO2 (100%)	12,547	3.2	5.2	3,265	3.9	3.7
OIBDA	11,390	(11.4)		1,795	(44.9)
Telefónica España	3,229	(29.6)	(0.8)	(138)	c.s.	0.1
Telefónica Brasil	4,128	10.6	10.2	1,128	9.5	8.9
Telefónica Deutschland	2,640	3.2	3.0	691	3.9	3.7
Telefónica Hispam	1,510	(22.9)	(4.8)	311	(14.1)	8.8
Other companies & eliminations	(116)	c.s.	28.2	(198)	c.s.	c.s.
OIBDA + 50% VMO2	11,801		3.1	603		4.5
VMO2 (100%)	859	(80.5)	5.6	(2,376)	c.s.	10.6
CAPEX (including spectrum)	5,579	(4.1)		1,705	(5.2)
Telefónica España	1,607	3.7	2.4	457	(9.5)	(9.5)
Telefónica Brasil	1,671	(6.9)	(6.0)	438	(11.9)	(7.8)
Telefónica Deutschland	1,133	(6.3)	(6.3)	317	3.2	3.2
Telefónica Hispam	938	(11.4)	(4.4)	410	2.5	(10.4)
Other companies & eliminations	230	11.0	11.2	83	(7.1)	(5.5)
CAPEX (including spectrum) + 50% VMO2	6,783		(2.9)	1,973	20.8	(8.6)
VMO2 (100%)	2,408	(11.1)	(3.3)	537	(25.5)	(18.3)

	Dec 23 (thousands)	y-o-y % Chg
Total Accesses	387,798	1.2
o/ w FTTH	16,121	13.0
o/ w Contract	130,134	3.1
o/ w Pay TV	10,259	(3.1)
o/ w Wholesale	25,724	(0.8)

Operational, infrastructure and IT performance
The Group’s accesses grew +1% y-o-y to 387.8m in Dec-23, with high value FTTH and contract accesses up +13% and +3% y-o-y, respectively.
Regarding our Network and Systems, we are actively advancing towards the Hyper-Automation of the company through the Autonomous Network Journey (ANJ) program across all operations, benefiting from the application of Artificial Intelligence (AI), Machine Learning (ML) and the management of valuable Network Data. Our focus is on exploring and implementing solutions to make decisions more efficiently and rapidly, which ultimately enhance our competitive position, CapEx allocation and cost savings.
We are actively incorporating automated processes for software testing, deployment and maintenance to capture the benefits of network 'softwarization' and contribute to the reduction of our solutions’ time to market. In Brazil, we automated the deployment of Cloud-native network functions within the virtualized 5G SA CORE; while in Spain, we automated tests for Software-Defined Networks (SDNs) related to Firewalls and Load Balancers within the IT Cloud domain. Also, we deployed automatic software updates and audits for a diverse range of network components.
We are also progressing in the automation of processes towards a Zero-Touch Operation. In Brazil, we have automated the management of incidents interdomain (transport, IP, and RAN) as well as in the Optical Transport domain. In Germany, we have automated several tasks of fault management processes in an agile manner.
As part of our sustainability commitments, we are implementing AI/ML features to optimize energy consumption during low-traffic periods in the network.
Furthermore, we are exploring the application of Generative AI as operational assistants for technical service. Examples include the development of a recommender for incident resolution in IT (Spain) and the translation of requests from natural language into SQL statements for database queries, followed by the generation of subsequent reports (Brazil).
In Q4 23, innovation advance with a specific emphasis on key initiatives such as Digital Twins. Our focus is on improving Customer Experience and Automation increasing their practical applications (in fields like predictive Customer Experience Index or the implementation of Zero-Touch Operations) all powered by advanced AI/ML techniques
All this transformation is facilitating the acceleration of FTTH and 5G deployments and the planned switch-off of the retail copper service in Spain set for April 2024 (1,913 COs closed to Dec-23; 4,149 closed since 2014). We maintain our position as a global leader in fibre offering an optimal carrier solution (with XGS-PON readiness) for the next 50 years. Our extensive coverage includes 173.1m UBB PPs, +3% y-o-y to; 74.3m FTTH PPs +14% y-o-y.
5G network covers 87% of population in Spain as of Dec-23, 94% in Germany, 48% in Brazil and 51% in the UK. In addition, we have launched 5G SA in Spain (5G+) improving user experience and allowing enterprises to implement advanced mobile connectivity services. It is also already launched in Brazil and Germany, while in the UK is expected in the coming months. Massive commercial deployment of full 5G SA in core markets will continue until 2025, depending on the availability of technology, devices, and spectrum as well as on the specific market conditions.

Financial performance
Income Statement
The FX impact in Q4 23 was positive, reverting Q3 23's trend, attributed to the stabilisation of core markets currencies, particularly the Brazilian reais (Q4 23: +€43m on revenue, +€7m on OIBDA y-o-y; FY 23: +€78m, €3m). Including 50% of VMO2 results, in Q4 23 the impact was +€46m on revenue and +€7m on OIBDA y-o-y (-€49m, -€42m in FY 23). For net debt, FX had a negative impact of €0.6bn in FY 23 (-€0.7bn on net debt plus leases). The contribution to y-o-y growth from hyperinflationary countries was -€517m on revenue and -€77m on OIBDA in Q4 23 (-€809m, -€193m in FY 23) due to the Argentine peso devaluation since August, which was particularly relevant in December.
Revenue fell 0.5% y-o-y to €10,153m in reported terms in Q4 23 (FY 23: +1.6% to €40,652m in FY 23). The slight sequential deceleration of 2.5 p.p. vs. Q3 23 was mainly due to the Argentina effect (Q4 23: -€524m; FY 23: -€817m). However, organically, revenue accelerated to +4.1% y-o-y in Q4 23 (+3.7% in FY 23) driven by a 4.2% increase in service revenues y-o-y (+3.7% in FY 23) and a 3.3% rise in handset sales in Q4 23 (+3.2% in FY 23).
B2B revenue accelerated its growth sequentially and increased by 4.9% y-o-y organic in Q4 23 (€9,442m in FY 23; +6.3% y-o-y) on the back of record IT revenues in Spain and improved performance in Brazil and Tech Companies. In FY 23 B2B revenue in the Corporate segment posted solid growth (+7.3% y-o-y in FY 23) mostly fuelled by core markets while SMEs revenue (+3.9% y-o-y in FY 23) consolidated its growing trend.
Other income reached €485m in Q4 23 and €1,541m in FY 23 (vs. Q4 22: €538m; FY 22: €2,065m).
Operating expenses increased by 18.6% y-o-y to €8,776m in Q4 23 (+5.6% to €30,713m in FY 23) due to provisions for restructuring costs totalling €1.5bn (€1.4bn in Spain, €84m in Hispam, €72m in Other Companies and Eliminations, €9m in Germany) and other contingencies of €75m, partially mitigated by the Argentina effect (€448m in Q4 23 and €632m in FY 23). Organically, OpEx rose by 2.8% y-o-y (+2.7% in FY 23) primarily driven by higher supply and personnel costs, countered by lower other expenses.
Impairments and losses on disposal of assets were €69m in Q4 23 and €91m in FY 23, driven by a goodwill impairment in Ecuador of €58m (vs. €81m and €124m in FY 22, associated to an impairment in Argentina).
Operating income before depreciation and amortisation (OIBDA) declined by 44.9% to €1,795m in Q4 23 and by -11.4% to €11,390m in FY 23, affected mainly by the above mentioned impacts (restructuring, goodwill impairments and other contingencies) . In organic terms, OIBDA rose 4.5% y-o-y in Q4 23 (+3.1% in FY 23), while the underlying OIBDA grew 1.6% y-o-y (+1.4% in FY 23).
OIBDA margin in organic terms remained stable (+0.1 p.p. y-o-y to 34.1% in Q4 23; -0.2 p.p. to 32.9% in FY 23).
Depreciation and amortisation increased 2.4% y-o-y to €2,177m in Q4 23 (stable to €8,797m in FY 23), mainly affected by the increases in the amortisation of ROU assets (Brazil, Spain, and Mexico), partially offset by the effect in Argentina (€104m in Q4 23, €165m in FY 23). In organic terms, D&A increased 1.5% (-0.3% in FY 23).
Share of loss of investments accounted for by the equity method amounted to -€1,929m in Q4 23 (vs €263m in Q4 22; FY23: -€2,162m vs +€217m in FY 22). This is primarily driven by two factors: a €1,786m goodwill impairment in VMO2, influenced by rising discount rates and broader macroeconomic conditions in the UK affecting future cash flow estimates; and by a change in fair value of derivatives.
Net financial expenses amounted to €622m in Q4 23, +€702m y-o-y (FY 23 €1,904m; +€591m y-o-y) due to extraordinary effect in 2022 mainly related to Spain’s tax refund interests (+€526m). Debt-related interest expenses fell in both periods due to a reduction in debt denominated in Brazilian reais and a solid fixed interest rates position in strong currencies effectively neutralising the impact of rising interest rates.
Corporate tax amounted to a positive €884m in Q4 23 and €899m in FY 23 (vs an expense of €326m in Q4 22 and €641m in FY 22), mainly due to the recognition of deferred tax assets for the future use of tax credits and the recognition of the tax effect from the provision associated with the Collective Redundancies Plan, both in Spain.
Profit attributable to non-controlling interests increased by +6.1% y-o-y to €105m in Q4 23 (+3.1% to €318m in FY 23) mainly due to higher profit attributable to minority interests of T. Brasil.
Profit attributable to equity holders of the parent company was -€2,154m in Q4 23 and -€892m in FY 23, resulting in earnings per share of -€0.39 and -€0.20 respectively, affected by exceptional items. In underlying terms, net income amounted to €730m in Q4 23 (-5.5% y-o-y, after excluding -€1,151m of restructuring and -€1,734m of other impacts, including the goodwill impairment in VMO2), and €2,369m in FY 23 (+17.1% y-o-y, after excluding -€1,185m of restructuring and -€2,076m of other impacts, including the goodwill impairment in VMO2). Correspondingly, EPS was €0.12 in Q4 23 (-6.2% y-o-y) and €0.37 in FY 23 (+18.6% y-o-y).

Free Cash flow
OIBDA-CapEx grew 18.7% y-o-y in organic terms in Q4 23 and +8.0% y-o-y organic in FY 23.
CapEx declined -5.2% y-o-y to €1,705m in Q4 23 (-4.1% to €5,579m in FY 23). In organic terms, CapEx fell -8.6% y-o-y (-2.9% in FY 23). CapEx/Revenue was down -0.9 p.p. y-o-y to 14.0% organic in FY 23.
Working capital generated €313m in FY 23, mainly impacted by restructuring provisions and the associated effect of the judicial decision in Brazil, partially mitigated by recurring seasonal effects such as CapEx. Working capital generation was €74m lower than in FY 22, mainly due to the accrued financed spectrum in 2022, to be paid in the coming years, the diminished positive impact associated with the judicial decision in Brazil, and along with other seasonal impacts.
Interest payments rose 46.6% y-o-y to €1,811m in FY 23 mainly due to tax refund collections in Spain in 2022 (+€526m). Debt-related interest payments decreased due to less debt denominated in Brazilian reais, and a robust fixed interest rates position in strong currencies which countered the impact of rising interest rates in these currencies. The effective cost of debt related interest payments (L12M, ex leases) was 3.80% as of Dec-23 (3.96% as of Dec-22).
Dividends received increased to €1,246m in FY 23 (€944m in FY 22) mainly from VMO2 (€1,154m, €390m in Q4 23).
Tax payments amount to €454m in FY 23 vs. €92m in 2022 mainly due the tax refund received in Spain last year.
Dividends paid to minority shareholders totalled €438m in FY 23, primarily attributed to payments to minorities of Brazil and Germany.
Lease principal payments increased 5.9% y-o-y to €2,114m in FY 23 mainly due to seasonal impacts.
Thus, free cash flow amounted to €3,988m in FY 23 (€1,562m in Q4 23; €4,566m in FY 22).

Funding and financing
Net financial debt stood at €27,349m as of Dec-23. In Q4 23, it was up €812m despite positive free cash flow generation of €1,562m. Factors contributing to increased net debt were: shareholder remuneration (€895m, including coupon payments of capital instruments); net financial investments (€881m, mainly acquisition of T. Deutschland shares); labour commitment payments (€207m); issuance and repurchase of hybrid bonds (€362m); and other net factors (€29m).
In FY 23, net debt increased by €662m despite positive free cash flow generation of €3,988m. Factors increasing net debt were: shareholder remuneration (€2,320m, including coupon payments of capital instruments); net financial investments (€688m, mainly acquisition of T. Deutschland shares); labour commitment payments (€854m); and other net factors (€788m, mainly due to the higher value in euros of net debt in foreign currencies).
Net financial debt including lease liabilities amounted to €36,269m as of Dec-23. Lease liabilities up 1% vs Sep-23 and 3% vs Dec-22 due to higher ROU additions than principal payments.
In 2023, Telefónica raised long term financing by €5,296m; €3,422m at the Group and €1,874m equivalent at VMO2.
Financing activities in Q4 23 included:
•In October, Telxius signed a €25m bilateral loan with maturity in Oct-28
•In November, T. Emisiones issued a 10 year €850m green senior bond with maturity in Nov-33 while T. Móviles Chile signed a $71m bilateral loan with maturity in Nov-26
•In December, Telxius signed a two tranche-€145m club deal facility. A €100m term loan and a €45m revolving credit facility, both tranches with maturity of 5 years. Telxius also signed a bilateral credit facility of €75m with maturity of 3 years and two annual extension option, up to a maximum maturity of five years
After Dec-23, in Jan-24, Telefónica launched a €1,750m green bond that was structured in two senior tranches with maturity tenors of 8 and 12 years (€1,000m and €750m, respectively).
Telefónica financing activity has allowed the Group to maintain a solid liquidity position of €19,531m (€11,315m of undrawn committed credit lines; €11,148m maturing over 12M). As of Dec-23, the Group has covered debt maturities over the next three years and the average debt life stood at nearly 11.6 years.
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,000m as of Dec-23.

Sustainability performance
Our sustainability objectives are embedded in the Group’s GPS 3-year plan and aligned with the UN SDGs.
“E” Environmental: Building a greener future
•Key targets: Net-zero emissions by 2040, including the value chain. Interim target: reduce Scope 1+2 emissions by 90% and Scope 3 by 56% in 2030. Objectives validated by SBTi; 100% renewables and zero-waste by 2030.
•Highlights: On the path to net-zero: -51% reduction in total carbon emissions (Scopes 1+2+3) over past 8 years, with accelerated reduction targets for Scopes 1+2, (now -90% across all main markets in 2030) and included on CDP Climate A List for 10th consecutive year. Decarbonising the economy: our services helped customers to avoid 86.1m tCO2 emissions. (SDG #7, #11, #12, #13).
“S” Social: Helping society to thrive
•Key targets: Expand connectivity with >90% rural MBB coverage in core markets by 2024; 37% women executives by 2027 and maintain zero adjusted3 gender pay gap.
•Highlights: Aligned with SDGs: published report -showing a total annual socioeconomic contribution of >€100bn. Driving gender diversity (Dec-23): 32.8% women executives (31.3% Dec-22) and 0.71% adjusted pay gap (0.74% Dec-22). Focused on the customer: NPS +1 p.p. y-o-y to 31. (SDG #5, #8, #9, #13).
“G” Governance: Leading by example
•Key targets: Gender parity4 in top governing bodies by 2030; Zero tolerance of corruption and ∼40% financing5 linked to sustainability criteria by 2026.
•Highlights: Balanced Board of Directors: 40% female and 67% independent Directors, Telefónica’s Board continues to follow best governance practices. Zero confirmed corruption cases: prioritising compliance. Sector leaders in sustainable financing: €18.8bn in sustainable financing as of Dec-23 (33.6% o/ total financing), additional green bond of €1.75bn issued in Jan-24. (SDG #7, #8, #9, #11, #13).

3     Adjusted pay gap: equal pay for jobs of equal value. Achieved in 2022
4     Parity defined as not less than 40% of each gender represented
5     Financing linked to sustainability criteria includes balance sheet debt, hybrids and undrawn committed credit lines based on ICMA sustainable bond principles, LMA Sustainability Linked Loan Principles and other ESG criteria. Not necessarily linked to EU Taxonomy aligned activities

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

27%	of total Telefónica FY 23 revenue	31%	of total Telefónica FY 23 OIBDA	36%	of total Telefónica FY 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV and excluding restructuring cost in Spain and goodwill impairment in VMO2

Key messages
•OIBDA stabilised year-on-year in Q4 23, for the first time in 4 years
•Second consecutive quarter of positive net adds in the main accesses
•Churn of 0.9% in FY 23, the lowest in ten years

Operating performance
T. España’s confirmed its commercial and financial recovery in 2023. OIBDA stabilised in Q4 23 (+0.1% y-o-y), as expected; revenues continued to grow steadily throughout the year and the improvement in commercial activity was consolidated. This good performance was underpinned by a differential quality offer that enabled continue price revision in January 2024.
The company's commitment to sustainability is evident in the progress made in 2023. In environmental matters, promoting the circular economy of electronic equipment. On the social agenda, fostering digital inclusion with wider rural coverage and improving working conditions with the signing of a new Collective Bargaining Agreement which, among other aspects, focuses on retaining and attracting the best talent, reskilling and new ways of working and work-life balance. On the governance side, T. España has been the first company in the sector to gain double certification in Compliance Criminal and Anti-bribery from EQA.
Accesses (+1% y-o-y as of Dec-23) continued to grow, driven in Q4 23 by the acceleration in pay TV (+8k) and by y-o-y growth of more than 1% in both FBB and mobile contract. Fibre continued to grow in Q4 23 (+81k accesses; +75k retail) and now represents 92% of the broadband base (30% uptake, 29.3m PP).
The convergent base, stable y-o-y, maintained positive net adds of 3k in Q4 23 while ARPU rose 1.0% y-o-y to €91.2, an improvement over Q3 23, thanks to the presence of football throughout the quarter. At the same time, annual churn declined -0.2 p.p. vs. 2022 to 0.9%, the lowest level since 2013 (when the convergent offer was launched). The combination of these leading ARPU and churn figures drives T. España's leadership in the average value of convergent customers.

Financial performance
Revenue in Q4 23 accelerated its y-o-y growth to +3.3% thanks to higher handset sales (+6.5% vs. +1.3% in Q3 23) and higher service revenue (+3.2% y-o-y; +2.2 p.p. vs. Q3 23). Noteworthy is the solid 'Retail' revenue (+2.7% y-o-y, +0.3 p.p. vs. Q3 23), driven by record sales of IT services in B2B and better commercial activity in B2C. The improved sequential evolution of “Wholesale and other” revenues (+5.3% year-on-year), was mainly driven by higher compensation from the Universal Service and the like-for-like comparison of football from this Q4. In FY 23, revenue grew 1.3% y-o-y (+1.6% service revenue; -5.4% handset revenues).
OIBDA stabilised in Q4 23, with a slight growth (+0.1%, +0.6 p.p. vs. Q3 23) supported by solid 'retail' revenue and further efficiencies (network transformation, digitalisation, energy consumption...), which led the OIBDA margin to 37.4% (-1.2 p.p. y-o-y). In reported terms, Q4 23 OIBDA is impacted by the recognition of a €1,380m provision (€1,320m in personnel expenses associated with the restructuring plan and €60m for the transformation of channels). This plan will generate ~€285m of direct savings in personnel costs from 2025 (more than €200m in 2024), additional to those derived from previous plans, and its impact on cash generation will be positive from 2024. Excluding this effect, FY 23 OIBDA declined -0.8% y-o-y, leaving the margin at 36.4%.
CapEx in FY23 focused on the rollout of fibre and 5G, increasing slightly (+2.4% y-o-y) to reach the target of retail copper switch-off in April 2024. CapEx/Revenue in FY 23 was 12.5% and OIBDA-CapEx declined -2.3% y-o-y (margin 23.9%).

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

21%	of total Telefónica FY 23 revenue	28%	of total Telefónica FY 23 OIBDA	29%	of total Telefónica FY 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV and excluding restructuring cost in Spain and goodwill impairment in VMO2

Key Messages
•Differential value offering that enables us to maintain a clear leadership position in the sector
•Outgrowing inflation in revenue (+6.9% y-o-y) and OIBDA (+8.9% y-o-y) in Q4 23
•FY 23 CapEx -6.0% y-o-y, leading to an OIBDA-CapEx margin of 25.6%, the highest in the company's history

Operating performance
Vivo is the new leader in the ISE-B3 Corporate Sustainability Index and it is among the top 5 in the index for the third consecutive year, scoring above average in criteria such as Corporate Governance, Environment and Climate Change. In addition, the company and Auren Energia S.A. have signed an investment agreement for a JV for the sale of customised renewable energy solutions in Brazil.
Vivo Ventures, is acquiring a BRL 25m stake in Conexa Health LLC, Latin America's largest independent telemedicine platform and digital health ecosystem. The objective is to strengthen Vivo's position as a hub for digital services, including the health and wellness segment.
In mobile, Vivo remains leader with a market share of 38.7% and 43.4% in contract. In Q4 23, contract net additions amounted to 1.1m (2.0m in FY 23), accounting for 46% of the total. Vivo's differential value proposition, the quality of connectivity and the growing demand for bundles resulted in an excellent performance in churn (1.0% in Q4 23), ARPU (+8% y-o-y), reaching the best levels in both KPIs in the last 4 years.
In fixed, the Company is the leader in the FTTH market, with a market share of 17.6%. Vivo's fibre is now present in 443 cities in the country, with 26.2m FTTH premises passed (+12.4% y-o-y, +3.0m passed in the last 12 months) and connected accesses reached 6.2m after connecting 0.7m in FY 23 (183k in Q4 23).
Vivo also continued to increase its convergent customer base thanks to "Vivo Total", which now accounts for 80% of gross adds in the quarter in own stores, thereby increasing customer loyalty.
The Company continued to make progress in B2C digital services; Vivo Money doubled its customers y-o-y and OTT video and music services reached 2.7m subscriptions (+18% y-o-y).

Financial performance
Revenue grew 6.9% y-o-y in Q4 23 (+8.4% in FY 23), comfortably above the 4.6% inflation rate, driven by strong commercial activity and continued price updates.
Mobile revenue rose 8.4% y-o-y in Q4 23 (+10.9% in FY 23), due to higher accesses, mainly in contract, improving the customer mix with a positive impact on ARPU. Fixed revenues increased by 3.5% y-o-y (+3.1% in FY 23; highest growth in the last 5 years), thanks to FTTH revenue (+16.5%) and B2B revenue (+5.5%).
OIBDA grew 8.9% y-o-y in Q4 23 (+10.2% in FY 23), a combination of higher revenues that offset the strong commercial growth, the impact of inflation on personnel expenses, and the lower margin from new services. The OIBDA margin in Q4 23 was 44.4%, +0.8 p.p. y-o-y (42.8% in FY 23, +0.7 p.p. y-o-y).
CapEx in FY 23 was 6.0% lower y-o-y and, as announced, below BRL 9bn, while OIBDA-CapEx increased 24.7% y-o-y (Q4 23 +22.5%).

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica FY 23 revenue	18%	of total Telefónica FY 23 OIBDA	18%	of total Telefónica FY 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV and excluding restructuring cost in Spain and goodwill impairment in VMO2

Key messages
•Ongoing robust commercial traction on the back of ‘value-over-volume’ focus and low churn
•Top line growth and successful cost management driving substantial OIBDA growth
•Steady progress of 5G roll-out with CapEx/Sales of 13.2%; ~95% of 5G pop coverage at year-end

Operating performance
T. Deutschland consistently delivered growth with robust commercial traction throughout the year. In Q4 23, this is again underpinned by the company’s ‘value-over-volume’ strategy and its successful return to low churn levels.
T. Deutschland reached a 5G pop coverage already ~95% at year-end 2023 and is well on track for nationwide 5G coverage latest by year-end 2025. Continuous investments in network quality are reflected not only in low churn rates but also in high network test ratings. Connect magazine awarded T. Deutschland’s O2 network a ‘very good’ rating for the fourth time in a row, despite tougher test criteria.
In parallel, T. Deutschland continued to focus on its ESG commitments and is well on track to make a substantial contribution to a sustainable digital future. The company was not only honoured as a finalist of the ‘16th German Sustainability Award’, but also further improved its low ‘Sustainalytics ESG Risk Score’, now being ranked as #1 telco worldwide by Sustainalytics.
Mobile contract posted +284k net adds in Q4 23 (+7.8% y-o-y; FY 23 +1,350k, up 9.9% y-o-y) on the back of continued O2 brand momentum and a solid contribution of partner brands. O2 contract churn improved 0.2 p.p. y-o-y to 1.1% in Q4 23 (FY 23 1.0%,) reflecting both, the strong O2 brand appeal and the enhanced network and service quality.
O2 contract ARPU growth of +1.9% y-o-y in Q4 23, similar to the prior quarter (FY 23 +1.4% y-o-y), reflecting sustained customer demand for high value tariffs somewhat offset by the reduction of MTRs as of January 1st, 2023.
Mobile prepaid recorded -242k net disconnections in Q4 23 (-748k in FY 23), mainly as a result of the ongoing prepaid to postpaid migration trend in the German market.
Fixed broadband posted +13k net adds in Q4 23 (+90k in FY 23, almost tripling y-o-y) on strong customer demand for high speed accesses within the technology agnostic O2 Home portfolio. Churn remained at low levels of 0.8% both, in Q4 23 and FY 23, improving 0.2 p.p. and 0.3 p.p. respectively.

Financial performance
T. Deutschland successfully achieved FY 23 outlook at the upper end of guidance. The company’s confident FY 24 outlook is based on good business momentum and the ‘Accelerated Growth & Efficiency Plan’ as a fundament for a more resilient business model.
Revenue posted strong growth of +4.6% y-o-y in Q4 23 (FY 23 +4.7% y-o-y) on sustained mobile revenue momentum (Q4 23 +4.9% y-o-y, FY 23 +2.7%) reflecting MSR growth on own-brand success combined with a solid contribution from partners as well as another quarter of record sales for hardware (continued customer demand for accessories and high value devices supported by the ‘O2 myHandy’ model). As such, handsets sales grew +24.3% y-o-y in Q4 23 (FY 23 +13.3% y-o-y).
OIBDA growth improved to +3.7% y-o-y in Q4 23 (+0.1 p.p. q-o-q) and +3.0% y-o-y in FY 23, reflecting commercial success and stringent cost management. OIBDA margin stood at 30.2% in Q4 23 (-0.2 p.p. y-o-y) and 30.6% y-o-y in FY 23 (-0.5 p.p. y-o-y), mainly explained by the extraordinary growth of the broadly margin neutral handsets sales.
FY 23 CapEx was lower -6.3% y-o-y with a CapEx/Revenue ratio of 13.2%. Consequently, OIBDA-CapEx grew +11.1% y-o-y in FY 23 and OIBDA-CapEx/Revenue reached 17.5%, +1.1 p.p. y-o-y.

Virgin Media - O2 UK
(100% of VMO2, y-o-y changes in organic terms)

13%	of total Telefónica FY 23 revenue	15%	of total Telefónica FY 23 OIBDA	12%	of total Telefónica FY 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV and excluding restructuring cost in Spain and goodwill impairment in VMO2

Key messages
•Expanding our fixed network at record pace (833k PPs FY 23), reaching 17.0m
•Q4 23 OIBDA growth acceleration to +10.6% y-o-y, underpinned by synergies, price rises and cost efficiencies
•Realised approximately two thirds of annualised £540m run-rate synergies target in FY 23, ahead of plan

Operating performance
Virgin Media O2 (VMO2) has achieved continued subscriber growth throughout the year, expanding its mobile, fixed and broadband customer base against a challenging macroeconomic backdrop of high inflation and rationalisation of consumer spending habits. The Company has also delivered its revised guidance while focusing on key customer-first initiatives such as inclusive EU roaming and the O2 Priority loyalty scheme.
The fixed network rollout progressed at an unprecedented pace this year, with 299k PPs in Q4 23. The deployment was primarily on behalf of Nexfibre, where VMO2 is the anchor wholesale tenant. In mobile, it has reached the target of 50% UK outdoor 5G population coverage and is now committed to meeting the Government’s stated target of providing 5G Stand Alone coverage in all populated areas of the UK by 2030.
Virgin Media O2 has increased targeted support to customers and communities throughout 2023. All O2-owned stores have become National Digital Inclusion Hubs, offering free O2 data, texts and calls to those in need. In addition, the Company has been working with local authority partners to increase cost-of-living support information, including the Essential Broadband tariffs.
The contract mobile base grew by +19k in Q4 23 (+35k in FY 23), achieving a robust 35,2m total mobile customer base, supported by growth in contract and IoT.
O2 mobile contract churn stood at 1.2%, +0.2 p.p. q-o-q, as the migration of Virgin Media mobile customers over to the O2 network impacted the O2 churn position.
In Q4 23, IoT accesses grew by +480k (+1.7m in FY 23).
Fixed broadband net additions totalled +9k in Q4 23 (63k in FY 23) on continued demand for fast and high-quality connectivity.

Financial performance
Revenue grew by +3.7% y-o-y in Q4 23 (+5.2% y-o-y in FY 23) supported by other revenue (+115.6% y-o-y), driven by nexfibre construction revenue. Mobile revenue declined -5.4% y-o-y in Q4 23 (+0.6% y-o-y FY 23), as service revenue growth was offset by a -20.0% decline in handset sales (-5.8% y-o-y FY 23), as consumers continued to tighten their spend. Fixed revenue grew +1.9% y-o-y in Q4 23 (-2.3% y-o-y in FY 23), reverting the Q3 decline (-1.9% y-o-y), explained by the flow through of the price rise benefit and B2B growth (+13.1% in Q4 23), driven by high margin revenue recognised related to long-term leases of a portion of our network.
OIBDA grew by +10.6% y-o-y in Q4 23, +4.3 p.p. q-o-q (+5.6% y-o-y FY 23), with key drivers of growth being the realisation of synergies, consumer price rises, and cost efficiencies which were partially offset by inflationary measures including energy costs. OIBDA margin stood at 36.6% in Q4 23, +2.4 p.p. y-o-y (35.3% in FY 23; +0.1 p.p. y-o-y).
FY 23 CapEx decreased by -3.3% y-o-y with a Capex/Revenue ratio of 18.3%. As such, OIBDA-CapEx increased +15.7% vs FY 22 with OIBDA-CapEx/Revenue up +1.7 p.p. y-o-y to 19.1%.

TELEFÓNICA TECH
(y-o-y changes)

Key messages
•Third consecutive year growing above the market; c.2x in FY 23
•Double-digit growth in qualified funnel and bookings in FY 23 to keep growing differentially
•Outstanding delivery capabilities and strengthened position; high recognition from clients partners and analysts

During Q4 23, T. Tech strengthened its position as a leading provider of advanced NextGen solutions, leveraging on its highly skilled workforce and well-established reputation for delivering excellence across Europe and the Americas.
T. Tech now operates with geographic units (Spain & Americas, UK & Ireland and Central Europe), and Global Service Lines (GSL) as transversal units expanding high-value capabilities. IoT and BizApps GSL were launched in mid-2023 and Cybersecurity capabilities are being expanded in the UK over Q4 23. This new operating model allows us to unify the portfolio and deliver the best service.
T. Tech reinforced its credentials with new Partners’ accreditations: “To infinity and beyond“ by Google Cloud Next, “HPE Best Computing Partner 2023” by HPE, “Top Selling Partner 2023” by NetApp and, “Top Performance Partner 2023” by Akamai. In addition, T. Tech was recognized with awards such as: “Leader: in Magic Quadrant Managed IoT Connectivity Services 2024” for 10th consecutive year by Gartner, “Major Player: Provider Communications infrastructure and digital services” in MarketScape 2023 report by IDC. Moreover, Telefónica was ranked as ”#1 Telco worldwide in digital capabilities”at the Telecom Services Sector Scorecard by Global Data and as "Telco leader" by STL Partners, highlighting the external audits of the environmental benefits of Telefónica Tech’s EcoSmart B2B services.

Operating performance
T. Tech maintained robust commercial activity, with Qualified Commercial Funnel & Bookings posting double-digit growth in FY 23. As such, T. Tech is well-positioned to deliver additional growth on the back of its strong sales pipeline in various technologies across sectors (Finance, Healthcare, Utilities, Mobility, Mining, Retail, and Public Sector).
Cybersecurity & Cloud capabilities were improved in Q4 23 with the launch of new services such as: i) integrated security offer with Fortinet, Checkpoint and Palo Alto, ii) multi-technology flexWAN, iii) cyberintelligence provided from our Digital Operations Centres (DOC) based in Spain and Colombia, iv) Virtual Data Center (VDC) service in Canary Islands and Tarrasa (Barcelona) and v) security edge services with Netskope technology in Hispam.
In Big Data, T. Tech is leveraging Generative AI to reinforce its positioning as a reference partner for MNCs, SMEs and governments, which are asking for expert advice to take advantage of this new technology while managing its risks appropriately. T. Tech has developed solutions to help them to embrace Generative AI while addressing cost, ethical and security issues, combining open-source and proprietary Large Language Models (LLMs) as well as cloud-based, hybrid and on-premises deployments.
IoT capabilities were reinforced with: i) a new smart water solution for the digitalisation of the water cycle, ii) a new electro mobility solution for fleets improving charging infrastructure, iii) an agreement with Ses Imagotag, a leading company of smart shelves solutions and iv) an expansion of our drone value proposition with energy infrastructure inspection and warehouse inventory solutions.

Financial Performance
Revenue reached €551m in Q4 23 (+19.2% y-o-y) and €1,878m in FY 23, +26.7% or +€395m vs FY 22. In constant perimeter, revenue maintained solid double-digit growth of +21.7% y-o-y in FY 23 (c. 2x market growth). This is the third consecutive year growing above the market, delivering a consistent performance and consolidating our strategy. T. Tech revenue mix is well-balanced in services (with a high weight of revenue from Managed & Professional services & own platforms) and geographies (>85% revenues from hard-currency markets).
Revenue from both T. Cybersecurity & Cloud Tech and T. IoT & Big Data Tech in FY 23 outperformed the market growth and reached €1,622m (+24.1% y-o-y) and €259m (+46.1% y-o-y), respectively.

TELEFÓNICA INFRA

Key Messages
•Scaling future-proof infrastructure: 21m6 FTTH PPs, 26 MW data centres, >100k km7 of international connectivity
•~30% of T. Group’s future FTTH deployment is to be executed through FibreCos (2026E 30m PPs)
•Telxius maintained a high profitability, boasting an OIBDA margin above 50%

Operating performance
T. Infra: Accelerating fibre deployment and maintaining T. Group differentiation
In Spain, Bluevía (Vauban/CAA consortium 45%, T. Infra 25% and T. España 30%) covers 4.8m PPs with fibre as of Dec-23, fostering digitalisation by connecting businesses and people in less densely populated regions throughout Spain.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40% and T. Deutschland 10%) continues with its network construction in rural and semi-rural areas in Europe’s largest broadband market, reaching 0.6m PPs, on construction or ready for construction (0.2m already passed). Operating in 8 federal states (“Länder”), UGG has signed MoUs for more than 1.2m PPs.
In the UK, nexfibre (InfraVia Capital Partners 50%, T. Infra 25% and Liberty Global 25%) operates a fibre network with 0.8m PPs, actively rolling towards its 2026 target of 5m PPs. Additionally, VMO2 acquisition of Upp, a UK fibre operator, is set to boost deployment by 175k PPs, with Upp's assets integrating into nexfibre during 2024.
In Brazil, FiBrasil (CDPQ 50%, T. Infra 25% and T. Brasil 25%) offers high-quality fibre connectivity across 150+ municipalities, having deployed 4.4m PPs in 22 Brazilian states, and has signed agreements to provide connectivity services to over 40 ISPs, consolidating its position as a neutral fibre network. In 2023, FiBrasil received the Great Place to Work® Brazil recognition for the second consecutive time.
ONNET Fibra Chile (KKR 60% and T. Chile 40%) continued its roll-out and obtained regulatory and competition approvals for acquiring Entel Chile’s fibre assets. ONNET Fibra Colombia (KKR 60% and T. Colombia 40%) progressed at a slightly lower pace, with 3.6m PPs as of Dec-23. In Peru, Pangea (KKR 54%, Entel Perú 10% and T. Hispam 36%), which expects the sale approval in H2 24, is accelerating its FTTH deployment to achieve 5.2m PPs by 2026, with 3.2m PPs as of Dec-23.
Nabiax (Asterion Industrial Partners 80% and T. Infra 20%) operates 3 top tier data centres in Spain and consolidates its position as the largest data centre platform in Spain with a combined IT power of 26 MW.
Telxius: Best-in-class international connectivity Infrastructure
Telxius (>100k km of international fibre) is joining the Firmina subsea cable system that will connect the East Coast of the USA to Las Toninas (Argentina), with additional landings in Praia Grande (Brazil) and Punta del Este (Uruguay). The agreement includes hosting Firmina in Telxius’ Santos digital hub in Brazil. This provides Telxius’ customers with three redundant routes between the US and Brazil (Firmina, Brusa, SAm-1) as well as with three redundant routes extending to Argentina (Firmina, Tannat, SAm-1), bolstering the Telxius network’s resilience, ensuring robust and low-latency connectivity spanning the Americas.
In FY 23 Telxius sustained positive traffic growth of +16% (+3 p.p. y-o-y), which, together with continuous cost management, maintained a positive OIBDA margin performance (51.4%, -0.2 p.p. y-o-y).
6     Included in the total Group´s FTTH PPs
7     International fibre as of Dec-23

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

18%	of total Telefónica FY 23 revenue	10%	of total Telefónica FY 23 OIBDA	9%	of total Telefónica FY 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV and excluding restructuring cost in Spain and goodwill impairment in VMO2

Key Messages
•Progress towards asset-light model: spectrum acquisition in Colombia jointly with Millicom
•Growth in value accesses y-o-y (contract +1%, FTTH: +8%) leveraged by alternative investment models
•OIBDA-CapEx -5.1% in FY 23 after an improvement showed in Q4 23 in CapEx (-10.4% thanks to efficiencies)

Operating performance
T. Hispam continues to make progress in sustainability, with the aim of building a greener future, helping society prosper and leading by example. Thus, the Company, together with "Internet for All", CAF, IDB and "IDB Invest", organised the first meeting for "Digital Inclusion in Latin America", addressing the best strategies to reduce the digital, social, and economic divide in the region. Furthermore, despite an 11.5x increase in traffic, T. Hispam's energy consumption has decreased by -10% since 2015.
On October 24th, the National Economic Prosecutor's Office (FNE) authorised the agreement between ONNet Chile and Entel to incorporate 1.3m of Entel's PPs into the vehicle. In addition, both companies reached a wholesale agreement (ONNET Chile gives a strong boost to its offer to the home and business market).
In Colombia, following regulatory approval for the integration of the mobile access networks of Movistar and Millicom, the temporary union of the two companies obtained 80 MHz in the 3,500 MHz band on December 20th.
Mobile contract accesses up 1% y-o-y, despite lower overall commercial activity on T. Hispam's aim to ease competitive intensity in the region's main countries. Mexico’s performance continued to be noteworthy, surpassing once again 100k new contract accesses in Q4 23 (+115k; 431k in FY 23).
In fixed, FTTH & cable connected accesses grew 8% y-o-y, driven by Colombia, Argentina, and Chile. Premises passed with FTTH amounted to 20.3m after deploying 3.5m in the last 12 months (0.8m in Q4 23). The largest contributor to the deployment of PPs in the last 12 months was Colombia after deploying 1.4m PPs. Indecopi, Peru's competition authority, has started the second phase of the approval for the transaction between Pangea, KKR and Entel.
Financial performance
Revenue grew 1.7% vs. Q4 22 including the effect of revenues related to the exclusivity with ONNet Chile and Colombia to connect accesses to the FTTH network (€68M and €35m, respectively). The year-on-year evolution of revenue was negatively affected by Peru's political and economic environment and strong commercial aggressiveness.
In Q4 23, OIBDA grew 8.8% y-o-y, impacted by the aforementioned revenue impacts. FY 23 OIBDA declined 4.8%, impacted by lower revenues in Peru (partially offset by cost efficiencies) and by the impact in OpEx of the FibreCo model in Chile and Colombia.
The y-o-y evolution of revenues and OIBDA in reported terms is also impacted by goodwill impairment to Ecuador of -€58m, the depreciation of the Argentine peso, from 371 ARS/EUR as of Sep-23 to 893 ARS/EUR as of Dec-23. Additionally, Q4 23 reported OIBDA includes 84M€ of restructuring expenses (-128M€ in FY 23) mainly Chile (37M€), Argentina (36M€), Colombia (6M€) and Peru (5M€).
OIBDA margin stood at 22.3% in Q4 23 (+1.6 p.p. y-o-y); 18.7% in FY 23 (-1.0 p.p. y-o-y), while the CapEx/Revenue ratio reduced to 9.4% (-0.7 p.p. y-o-y) thanks to efficiencies and alternative FTTH deployment model.

Evolution by Country
Chile: The difficult competitive environment and the use of ONNet's fibre network had a negative impact on OpEx (but positive in CapEx). However, following the recent agreement between ONNet and Entel, the unit cost of network usage will be reduced by ~22% from January 2024. Service revenue, which include the aforementioned exclusivity revenue, increased by 16.9% (+6.5% in FY 23) and OIBDA grew by 40.4% (-9.3% in FY 23). T. Chile has achieved the first place in Large Corporations in the Best Organisations for Work-Life Balance ranking and has been re-certified in ISO 50001 for energy management.
Perú: Results continued to be strongly affected by a highly competitive environment, resulting in a 10.9% y-o-y fall in service revenue in Q4 23 (-10.1% in FY 23). Efficiency efforts reduced operating expenses by 3.2% y-o-y (-6.0% in FY 23), partially offsetting the decline in revenues, but OIBDA fell by -31.6% y-o-y (-22.4% in FY 23). The commitment to digital inclusion is supported by the increased deployment of connectivity: fiber has already reached 3.2m PPs, in addition to more than 18k rural communities through "Internet for all" (+10% y-o-y).
Colombia: Service revenue in Q4 23, including exclusivity revenues, grew 16.6% year-on-year (+8.8% in FY 23), driven by the good performance in residential and B2B, leveraged on the mobile contract and FTTH. OIBDA grew 20.6%, -6.5% in FY 23, despite the higher expenses associated with the growth in fibre accesses (+43% y-o-y) and the impact of inflation. T. Colombia closed 2023 with 39% women executives and continued to foster the "Women in Network" programme, with the aim of promoting the employability and skills of women in technical roles.
México: Solid revenue performance, +4.7% y-o-y (+2.0% in FY 23) on handset sales, contract and despite the reduction in interconnection tariffs (-33%). OIBDA grew 31.5% y-o-y in Q4 23 (+28.5% in FY 23). Progress continued to be made in the recycling of decommissioned access network equipment; 680 tonnes of electrical and electronic equipment, 1,107 tonnes of ferrous metal structures and 430 tonnes of debris have been dismantled for recycling.
Argentina: Access y-o-y growth in all main services, in a rational environment, with revenue growth of 137.5% (+109.9% in FY 23). OIBDA increased +126.1% y-o-y in Q4 23 (+93.1% in FY 23). Movistar, Imowi and CATEL announced an agreement to boost connectivity and digital inclusion across Argentina, initially benefiting Catamarca and Formosa.

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	FY 23	FY 22	y-o-y % Chg Reported	Q4 23	Q4 22	y-o-y % Chg Reported

Revenue	40,652	39,993	1.6	10,153	10,200	(0.5)
Other income	1,541	2,065	(25.4)	485	538	(9.8)
Operating expenses	(30,713)	(29,082)	5.6	(8,776)	(7,398)	18.6
Impairments & losses on disposal of assets	(91)	(124)	(27.1)	(69)	(81)	(15.9)
Underlying operating income before D&A (OIBDA)	13,121	12,940	1.4	3,473	3,419	1.6
Operating income before D&A (OIBDA)	11,390	12,852	(11.4)	1,795	3,259	(44.9)
OIBDA Margin	28.0%	32.1%	(4.1 p.p.)	17.7%	31.9%	(14.3 p.p.)
Depreciation and amortisation	(8,797)	(8,796)	0.0	(2,177)	(2,126)	2.4
Operating income (OI)	2,593	4,056	(36.1)	(382)	1,132	c.s.
Share of profit (loss) of investments accounted for by the equity method	(2,162)	217	c.s.	(1,929)	(263)	n.s.
Net financial income (expense)	(1,904)	(1,313)	45.0	(622)	80	c.s.
Profit before taxes	(1,473)	2,960	c.s.	(2,933)	949	c.s.
Corporate income tax	899	(641)	c.s.	884	(326)	c.s.
Profit for the period	(574)	2,319	c.s.	(2,049)	624	c.s.
Attributable to equity holders of the Parent	(892)	2,011	c.s.	(2,154)	525	c.s.
Attributable to non-controlling interests	318	308	3.1	105	99	6.1
Weighted average number of ordinary shares outstanding during the period (millions)	5,668	5,740	(1.3)	5,651	5,699	(0.9)
Basic earnings per share attributable to equity holders of the Parent (Euros)	(0.20)	0.31	c.s.	(0.39)	0.08	c.s.
Underlying basic earnings per share attributable to equity holders of the Parent (Euros)	0.37	0.32	18.6	0.12	0.13	(6.2)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June 2022, were taken into account.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€254m in January-December 2023 and €209m in January-December 2022), by the weighted average number of ordinary shares outstanding during the period.

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Dec 23	Dec 22	% Chg vs. Dec

Non-current assets	83,568	87,053	(4.0)
Intangible assets	11,370	12,017	(5.4)
Goodwill	18,708	18,471	1.3
Property, plant and equipment	22,944	23,714	(3.2)
Rights of Use	8,448	8,279	2.0
Investments accounted for by the equity method	8,590	11,587	(25.9)
Financial assets and other non-current assets	7,268	8,101	(10.3)
Deferred tax assets	6,240	4,884	27.8
Current assets	20,756	22,589	(8.1)
Inventories	929	1,546	(39.9)
Receivables and other current assets	10,132	9,134	10.9
Tax receivables	1,193	2,213	(46.1)
Other current financial assets	1,078	2,444	(55.9)
Cash and cash equivalents	7,151	7,245	(1.3)
Non-current assets and disposal groups held for sale	273	7	n.s.

Total Assets = Total Equity and Liabilities	104,324	109,642	(4.9)

Equity	27,096	31,708	(14.5)
Equity attributable to equity holders of the parent and other holders of equity instruments	21,852	25,088	(12.9)
Equity attributable to non-controlling interests	5,244	6,620	(20.8)
Non-current liabilities	53,829	54,834	(1.8)
Non-current financial liabilities	33,360	35,059	(4.8)
Non-current lease liabilities	6,708	6,657	0.8
Payables and other non-current liabilities	3,605	3,546	1.7
Deferred tax liabilities	2,702	3,067	(11.9)
Non-current provisions	7,454	6,505	14.6
Current liabilities	23,399	23,100	1.3
Current financial liabilities	3,701	4,020	(7.9)
Current lease liabilities	2,239	2,020	10.9
Payables and other current liabilities	13,957	13,509	3.3
Current tax payables	1,869	1,920	(2.7)
Current provisions	1,596	1,631	(2.1)
Liabilities associated with non-current assets and disposal groups held for sale	37	—	n.s.

- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €399m, €1,893m included as financial liabilities and €2,292m included as financial assets.

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	FY 23	FY 22	y-o-y % Chg

Cash received from operations	47,314	46,925
Cash paid from operations	(34,646)	(34,778)
Net payments of interest and other financial expenses net of dividends received	(565)	(292)
Taxes proceeds/(paid)	(454)	(92)
Net cash flow provided by operating activities	11,649	11,763	(1.0)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(5,851)	(5,508)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	752	(1,743)
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	813	1,924
Net cash flow used in investing activities	(4,286)	(5,327)	(19.5)

Dividends paid	(2,139)	(1,397)
Proceeds from share capital increase with minority interest	113	1,022
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(1,771)	(555)
Operations with other equity holders (1)	(329)	(268)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	2,674	2,585
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(3,375)	(6,618)
Lease Principal Payments	(2,114)	(1,996)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(245)	(698)
Net cash used in financing activities	(7,186)	(7,925)	(9.3)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(271)	154
Net increase (decrease) in cash and cash equivalents during the year	(94)	(1,335)	(93.0)

Cash and cash equivalents at the beginning of the period	7,245	8,580
Cash and cash equivalents at the end of the period	7,151	7,245
(1) Includes issuance and coupons of undated deeply subordinated securities

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenue.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/01/rdos23t4-data.xlsx.
OIBDA is also defined on consolidated financial statements published by the Group for 2023 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenue.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the consolidated financial statements published by the Group for 2023 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.

From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases can be found in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/01/rdos23t4-data.xlsx.
Net financial debt is also defined in the consolidated financial statements of the Group for 2023 (see "Alternative measures not defined in IFRS" in Note 2.
b)Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain non-ordinary factors.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/01/rdos23t4-data.xlsx.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/01/rdos23t4-data.xlsx.

Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
•They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, adjusting the results corresponding to the participation of relevant non-consolidated operations in the Group (VMO2 joint venture in the UK), removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
•Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2023/2022 is defined as the reported variation adjusted by the following factors:
•Includes 50% of VMO2 joint venture's results.
•Assumes average constant foreign exchange rates of 2022. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
•Considers a constant perimeter of consolidation.
•At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/01/rdos23t4-data.xlsx.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates, hyperinflation, or perimeter. The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
•Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•Amortisation of intangible assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/01/rdos23t4-data.xlsx.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1, 2021. On the same date, the closing of the transaction resulting in the VMED O2 UK Ltd joint venture (VMO2) was carried out. VMO2 is considered a reportable segment in the consolidated financial statements of the Group, as Telefónica UK was until June 1, 2021, while VMO2 is a joint venture and as such it is registered by the equity method under IFRS. The effect on the Group's alternative performance measures included in this document is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in the Group's OIBDA on June 1, 2021. The OIBDA of VMO2 does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt was no longer consolidated in the Group as of June 1, 2021. The debt of VMO2 is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceased to consolidate in the Group's free cash flow on June 1, 2021. From that date, dividends received from VMO2 are included in the Group's Free Cash Flow.
•Organic variations: 50% of VMO2's results are computed in the Group's organic variations in order to provide a more complete view of the evolution of the businesses managed by the Company and to reflect the relative weight of the different geographies. Furthermore, the performance by segment table presents, in addition to the consolidated figures calculated in accordance with IFRS, the consolidated revenue, OIBDA and CapEx figures, aggregating 50% of VMO2.
•Underlying result: Telefónica UK ceased to consolidate in the Group's underlying profit or loss on June 1, 2021. VMO2 is included in the Group's underlying profit or loss under equity accounted investments.

DISCLAIMER

This document has been prepared by Telefónica, S.A. (hereinafter “Telefónica” or “the Company”, and in conjunction with its subsidiaries the “Telefónica Group”) exclusively for been used during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. The present document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group. These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions.
In any case, these Statements do not intend to be exhaustive, nor have been verified by third parties or audited, therefore, Telefónica's opinions and aspirations with respect to future events should be considered indicative, provisional and only for illustrative purposes. For this reason, these Statements do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document may contain summarized, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 22 of this document. Moreover, recipients of this document are invited to read Telefónica’s consolidated financial statements and consolidated management report for 2023, submitted to the CNMV, in Note 2, page 14, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 22, 2024	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.